United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized disclosure report

MasterBrand, Inc.

Delaware	001-41545	88-3479920
(State or other jurisdiction of incorporation)	(Commission file number)	(US Employer Identification No.)

3300 Enterprise Parkway, Suite 300
Beachwood, OH	44122
(Address of principle executive offices)	(Zip code)

Andrean Horton

(877) 622-4782

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report for the calendar year ended December 31, 2023, is attached as Exhibit 1.01 to this report.

Item 1.02 Exhibit

Exhibit 1.01 to this report is MasterBrand, Inc.’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Section 2 - Exhibits

Exhibit Number	Description
1.01	MasterBrand, Inc. Conflict Minerals Report for the period January 1, 2023 through December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MASTERBRAND, INC.

By:	/s/ Andrean Horton
Andrean Horton
EVP, Chief Legal Officer and Secretary

Dated: May 30, 2024

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